

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

Via E-mail
Michael Hinshaw
President
Touchpoint Metrics, Inc.
201 Spear Street, Suite 1100
San Francisco, CA 94105

> **Re: Touchpoint Metrics, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 16, 2012**
> **File No. 333-180914**

Dear Mr. Hinshaw:

We have reviewed your amended registration statement and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated October 4, 2012.

Certain Transactions, page 47

1.   Regarding your revisions in response to prior comment 3, please disclose the approximate dollar amount of the services provided to mfifty. Refer to Item 404(a)(3) of Regulation S-K.

Financial Statements

2.   We note that you restated your financial statements in response to prior comments 4 and 7. Please revise to label your financial statements as "restated" and include a restatement footnote in accordance with ASC 250-10-50. In addition, please explain why the date of your auditor's report did not change as a result of the restatement.

Exhibit 10.20

3.   The agreement in this exhibit, which is filed as exhibit 10.11, amends Article 6.4 of another agreement. Please file that other agreement, tell us where that agreement has been filed, or explain why the core agreement is not required to be filed.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or, Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                              Sincerely,

                              /s/ Mark P. Shuman

                              Mark P. Shuman
                              Branch Chief—Legal

cc: <u>Via E-mail</u>
         Conrad C. Lysiak, Esq.
         The Law Office of Conrad C. Lysiak, P.S.